EXHIBIT 99.(f)(2)

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                                  PRESS RELEASE



Contact: Robert L. Savage, President and CEO
Phone:   (307) 532-2111
For immediate release October 20, 1998

                       Tri-County Bancorp, Inc. Announces
                    Share Repurchase Of Up To 313,000 Shares

           Torrington, Wyoming, October 20, 1998 -- Tri-County Bancorp, Inc. (Nasdaq SmallCap Market under the symbol "TRIC"), the holding company of Tri-County Federal Savings Bank (the "Bank") commenced a "Modified Dutch Auction" self-tender offer on October 20, 1998 for up to 313,000 common shares, or approximately 26.8 percent, of its 1,167,498 common shares currently outstanding.

          The offer will allow common shareholders to specify prices at which they are willing to tender their shares at a price not greater than $14.00 and not less than $11.00 per share. After receiving tenders, the Company will select a single per share price which will allow it to buy up to 313,000 shares. All shares purchased will be purchased at the company-selected price for cash, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the company-selected price, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro-ration. Other shares will be purchased pro rata. The offer is conditioned upon, among other things, the Company obtaining the funds necessary to consummate the offer and to pay all related fees and expenses. The offer is not conditioned on a minimum number of shares being tendered.

           The tender offer, proration period and withdrawal rights will expire at 5:00 p.m. on Thursday, November 19, 1998, unless extended. On October 13, 1998, the last full trading day in the Nasdaq market on which a sale was reported prior to the commencement of the offer, the closing per share sales price of the Company's common stock was $11.25.

          Keefe, Bruyette & Woods, Inc. will act as deal manager and the information agent for the offer.

          Shareholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by the Company. Each shareholder is urged to consult his tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete instructions on the tender process procedure along with the transmittal forms and other data is being mailed to shareholders commencing October 23, 1998.

          NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER's SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

          This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Tri-County Bancorp, Inc. common stock. The offer is made solely by the Offer to Purchase, dated October 23, 1998, and the related Letter of Transmittal.

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